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FOR IMMEDIATE RELEASE
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               GATEWAY 2000 ANNOUNCES COMPLETION OF TENDER OFFER
                       FOR ADVANCED LOGIC RESEARCH, INC.

NORTH SIOUX CITY, SD - July 23, 1997 - Gateway 2000, Inc. (NYSE:GTW), today announced that approximately 95% of the outstanding shares of Advanced Logic Research, Inc. (Nasdaq:AAL), were tendered for $15.50 per share in cash in response to Gateway's tender offer which closed at 12:00 midnight, EST on July 22, 1997. The tendered shares (which include shares subject to guarantees of delivery or receipt of additional documentation) have been purchased in accordance with the terms of the offer and, accordingly, ALR has become a Gateway subsidiary.

     Gateway will proceed with the necessary steps to complete the acquisition of the remaining shares of ALR through a short-term merger. The merger is expected to be completed by the end of the month. Pursuant to the merger, any shares of ALR common stock not tendered and purchased pursuant to the tender offer will be converted into the right to receive $15.50 per share in cash (except in the case of any dissenting shares as to which appraisal rights are perfected).

     "We are very pleased with the results of the tender offer and are moving very quickly to integrate the two companies," said Ted Waitt, Chairman and Chief Executive Officer of Gateway 2000. "The combination brings Gateway established expertise in servers - a key component of our strategy to increase our offerings to corporate clients and increase our share in this important market segment. ALR will be in a unique position to take advantage of the combined organization's increased purchasing power and leverage Gateway's capabilities in the desktop and portable area."

     ALR will operate as a wholly-owned subsidiary of Gateway and will continue to market products under the ALR brand through established channels.

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ABOUT ALR
     Advanced Logic Research, Inc., an industry leader in the design and manufacture of high-performance computer systems, engineered the industry's first four-way and six-way SMP server systems featuring Intel Pentium Pro technology. Developed in response to the changing role of the PC server in today's corporate computing environment, these products form the cornerstone of ALR's award-winning portfolio of advanced multi-processor servers, computer workstations, and desktop PCs. Founded in 1984 and headquartered in Irvine, California, ALR serves its worldwide markets through export sales from the U.S. and its subsidiaries located in Singapore, Germany, and the United Kingdom. For further information, visit ALR at http://www.ALR.com or call 1-800-444-4ALR.

ABOUT GATEWAY
     Gateway (NYSE:GTW), a Fortune 500 company founded in 1985, is a leading global manufacturer and direct marketer of PC products. The company, headquartered in North Sioux City, South Dakota, has manufacturing facilities in the United States, Ireland and Malaysia and employs over 10,000 people worldwide. Gateway products and services consistently win top awards from leading industry publications. For further information, visit Gateway at http://www.gw2k.com.

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Contact:  Angela Peacock, Gateway 2000, Inc., 605/232-1686